TENTH AMENDMENT TO THE
FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

This Tenth Amendment to the Fourth Amended and Restated Credit Agreement (“Tenth Amendment”) is made as of June 9, 2010 by and among Credit Acceptance Corporation, a Michigan corporation (“Company”), Comerica Bank and the other banks signatory hereto (individually, a “Bank” and collectively, the “Banks”) and Comerica Bank, as administrative agent for the Banks (in such capacity, “Agent”).

RECITALS

A.	Company, Agent and the Banks entered into that certain Fourth Amended and Restated Credit Acceptance Corporation Credit Agreement dated as of February 7, 2006 (as amended by the First Amendment dated September 20, 2006, Second Amendment dated January 19, 2007, Third Amendment dated June 14, 2007, Fourth Amendment dated as of January 25, 2008, Fifth Amendment dated July 31, 2008, Sixth Amendment dated as of December 9, 2008, Seventh Amendment dated as of June 15, 2009, Eighth Amendment dated October 20, 2009, Ninth Amendment dated as of February 1, 2010, and as may be further amended or otherwise modified from time to time, the “Credit Agreement”) under which the Banks renewed and extended (or committed to extend) credit to the Company, as set forth therein.

B.	The Company has requested that Agent and the Banks agree to certain amendments to the Credit Agreement and Agent and the Banks are willing to do so, but only on the terms and conditions set forth in this Tenth Amendment.

NOW, THEREFORE, Company, Agent and the Banks agree:

1. Section 1 of the Credit Agreement is hereby amended as follows:

The following definitions are hereby amended and restated in their entirety as follows:

“Revolving Credit Maturity Date” shall mean the earlier to occur of (i) June 22, 2012, as such date may be extended from time to time pursuant to Section 2.16 hereof, and (ii) the date on which the Revolving Credit Maximum Amount shall be terminated pursuant to Section 2.15 or 9.2 hererof.

“LIBOR Floor” shall mean a per annum interest rate equal to 0.75%.

2. Schedule 1.1 to the Credit Agreement is hereby amended and restated by deleting such Schedule and inserting the replacement Schedule 1.1 attached hereto as Attachment 1 in its place.

3. This Tenth Amendment shall become effective according to the terms and as of the date hereof, upon satisfaction by the Company of the following conditions:

(1) Agent shall have received counterpart originals of (i) this Tenth Amendment, duly executed and delivered by the Company and the requisite Banks, and (ii) a Reaffirmation of Loan Documents duly executed and delivered by the Guarantors.

(2) Company shall have paid to Agent for distribution to each of the Banks a fee equal to .30% on their respective commitments.

(3) Agent shall have received from a responsible senior officer of the Company and each of the Guarantors a certification (supported by appropriate authorizing resolutions) (i) that this Tenth Amendment and each of the other Loan Documents being executed concurrently therewith has been duly authorized, executed and delivered on behalf of the Company, and that no consents or other authorizations of any third parties are required in connection therewith; and (ii) that, after giving effect to this Tenth Amendment, no Default or Event of Default has occurred and is continuing on the proposed effective date of this Tenth Amendment.

(4) Company shall have paid to the Agent and the Banks all fees and expenses, if any, owed to the Agent and the Banks and accrued to the Tenth Amendment Effective Date.

Agent shall give notice to Company and the Banks of the occurrence of the Tenth Amendment Effective Date.

4. The Company ratifies and confirms, as of the date hereof and after giving effect to the amendments contained herein, each of the representations and warranties set forth in Sections 6.1 through 6.18, inclusive, of the Credit Agreement and acknowledges that such representations and warranties are and shall remain continuing representations and warranties during the entire life of the Credit Agreement.

5. Except as specifically set forth above, this Tenth Amendment shall not be deemed to amend or alter in any respect the terms and conditions of the Credit Agreement, any of the Notes issued thereunder or any of the other Loan Documents, or to constitute a waiver by the Banks or Agent of any right or remedy under or a consent to any transaction not meeting the terms and conditions of the Credit Agreement, any of the Notes issued thereunder or any of the other Loan Documents.

6. Unless otherwise defined to the contrary herein, all capitalized terms used in this Tenth Amendment shall have the meaning set forth in the Credit Agreement.

7. This Tenth Amendment may be executed in counterpart in accordance with Section 13.10 of the Credit Agreement.

8. This Tenth Amendment shall be construed in accordance with and governed by the laws of the State of Michigan.

[Signatures Follow on Succeeding Pages]

WITNESS the due execution hereof as of the day and year first above written.

COMERICA BANK,
As Agent
By:	/s/ Michael Stapleton

Its:	Vice President

CREDIT ACCEPTANCE CORPORATION
By:	/s/ Douglas W. Busk

Its:	Treasurer

BANKS:
COMERICA BANK
By:	/s/ Michael Stapleton

Its:	Vice President

BANK OF AMERICA, N.A.
By:	/s/ Neil Hilton

Its:	Senior Vice President

BANK OF MONTREAL
By:	/s/ Catherine Grycz

Its:	Vice President

FIFTH THIRD BANK, an Ohio Banking corporation, successor by merger with FIFTH THIRD BANK, a Michigan banking corporation
By:	/s/ John Antonczak

Its:	Vice President

RBS CITIZENS, N.A.
By:	/s/ Michael Dolson

Its:	Senior Vice President

Attachment 1

Schedule 1.11

PRICING MATRIX

Applicable Fee
	The Applicable Margin For		Percentage For
Advances carried at
Notwithstanding the		the
Company’s Rating	Advances carried at	Eurodollar-based
Level:	the Base Rate	Rate	Letter of Credit Fee
	Plus 1.25%	2.25%	2.25% (inclusive of facing fee)

		Applicable Fee
		Percentage For
		Revolving Credit
Basis for Pricing*		Facility Fee
If Revolving Credit Outstandings for the Applicable Quarter are <20% of the Revolving Credit Maximum Amount	Level I	..625%

If Revolving Credit Outstandings for the Applicable Quarter are greater than or equal to 20% and less than or equal to 50% of the Revolving Credit Maximum Amount	Level II	..500%

If Revolving Credit Outstandings for the Applicable Quarter are >50% of the Revolving Credit Maximum Amount	Level III	..250%

“Revolving Credit Outstandings” shall mean, for any Applicable Quarter, the average daily amount of all outstanding Advances (including Swing Line Advances) and Letter of Credit Obligations for such period.

“Applicable Quarter” shall mean the most recent fiscal quarter of the Company ended prior to the date on which any payment of the Revolving Credit Facility Fee is due under Section 2.13(a) of the Agreement.

*The Revolving Credit Facility Fee payable on July 1, 2010 (in respect of the fiscal quarter ending June 30, 2010) shall be determined as follows:

(a) For the period commencing April 1, 2010 through the Tenth Amendment Effective Date, the Applicable Fee Percentage shall be the percentage in effect under the Agreement prior to the Tenth Amendment Effective Date.

(b) For the period commencing on the Tenth Amendment Effective Date through June 30, 2010, the Applicable Fee Percentage shall be Level II set forth in the pricing grid above.

Commencing with the fiscal quarter ending September 30, 2010 and thereafter, the Applicable Fee Percentage shall be determined based on the pricing grid.

1 All terms not defined on this Schedule 1.1 are as defined in the Agreement.